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                                                                    Exhibit 18.1

December 29, 2005

Mr. Robert L. Laurent, Jr.
Chief Financial Officer
Fedders Corporation
505 Martinsville Road
Liberty Corner, NJ 07938-0813

Dear Mr. Laurent:

Note 6 of the notes to the condensed consolidated financial statements of Fedders Corporation included in its Form 10-Q for the quarter ended September 30, 2005 describes a change in the application of an accounting principle as a result of changing the date for performing the annual goodwill impairment test from September 1st to October 1st. It should be understood that there are no authoritative criteria for determining a preferable testing date, and in expressing our concurrence below we have relied on management's determination that this change in the application of an accounting principle is preferable. Based on our reading of management's stated reasons and justifications for this change and our discussions with management as to the relevant business planning factors relating to the change, we concur with management that this change in the application of an accounting principle as referred to above and described in your Form 10-Q is preferable under the circumstances.

We have not audited any of the condensed consolidated financial statements included in the Form 10-Q for the quarter ended September 30,2005 of Fedders Corporation as of any date or for any period. Therefore, we are unable to express, and we do not express, an opinion on the facts set forth in the above-mentioned Form 10-Q, on the related information furnished to us by officials of Fedders Corporation, or on the consolidated financial position, results of operations, or cash flows of Fedders Corporation.

Very truly yours,


/s/ UHY LLP
UHY LLP
New York, New York